FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 1, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MEETING OF THE 10th/2012 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: October  29, 2012 at 12:00 p.m. Cazadores de Coquimbo, 2841, 3rd floor, Edifício Urbana, Tower 4, C.P.1605 - Buenos Aires - Argentina, at the offices of BRF Buenos Aires, Argentina. QUORUM: a majority of the members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1. Increase in the Capital in Xamol –  The Board approved the necessary injection of EUR 5,000.00 for the increase in capital and the absorption of the tax loss. 2. International Restructuring Project – Corporate Restructuring of Europe. The  Board of Directors authorized the implementation of the steps necessary for the Corporate Restructuring of Europe within the scope of the International Restructuring Project with the purpose of: 2.1 – Incorporation of Sadia GmbH (located at Guglgasse, 15/3B/6, 1110, Vienna, Austria) in BRF GmbH (located at Guglgasse, 15/3B/6, 1110, Vienna, Austria); 2.2 –  Sale of Plusfood B.V. to Plusfood Holland B.V.: Plusfood Groep B.V.(located in Houtwal 30, 8431EX, Oosterwolde FR, The Netherlands) sells the Plusfood B.V. plant (located at Houtwal 30, 8431EX, Oosterwolde FR, The Netherlands) at book value to Plusfood Holland B.V. (located at Hugo de Grootlaan 37, 5223LB's Hertogenbosch, The Netherlands); 2.3 – Sale of Plusfood Ibéria S.L. to BRF GmbH: Plusfood Groep B.V. (located at Houtwal 30, 8431EX, Oosterwolde FR, The Netherlands) sells Plusfood Iberia S.L. (located at Av. Sur del Aeropuerto de Barajas, 28, Piso 3, Puerta 3, Madrid, Spain) at the symbolic value of EUR 1.00 to BRF GmbH (located at Guglgasse, 15/3B/6, 1110, Vienna, Austria); 2.4 – Sale of Plusfood Italy SRL  and Plusfood Wrexham Ltd., to BRF GmbH: Plusfood Groep B.V. (located at  Houtwal 30, 8431EX, Oosterwolde FR, The Netherlands) sells at book value Plusfood Italy SRL (located at Via Giardino Giusti 2 cap 37129, Verona, VR, Italy and Plusfood Wrexham Ltd. (Miners Road, Llay Industrial Esta Llay, Wrexham LL 12 0PJ, England) to BRF GmbH (located at Guglgasse, 15/3B/6, 1110, Vienna, Austria); 2.5. – Winding up of Plusfood Groep B.V.: Plusfood Groep B.V. (located at Houtwal 30, 8431EX, Oosterwolde FR, The Netherlands) will no longer have any subsidiary companies, thus allowing it to be wound up. On winding up, all rights and obligations of Plusfood Groep B.V. will be transferred to Plusfood Holland B.V. (located at Hugo de Grootlaan 37, 5223LB's Hertogenbosch, The Netherlands); 2.6. – Transfer of Plusfood Wrexham, of BRF GmbH to Plusfood UK: BRF GmbH (located at Guglgasse, 15/3B/6, 1110, Vienna, Austria) will increase the capital in Plusfood U.K. Ltda. (located at Bell House, Seebeck Place, Milton Keynes, MK5 8FR, England) with shares held in Plusfood Wrexham Ltd. (located at Miners Road, Llay Industrial Esta Llay, Wrexham LL 12 0PJ, England). 2.7. – Sale of Qualy 20 B.V. to BRF GmbH - Qualy 1 B.V. (located at Hugo de Grootlaan 37, 5223LB's Hertogenbosch, The Netherlands) sells Qualy 20 B.V. (located at Hugo de Grootlaan 37, 5223LB's Hertogenbosch, The Netherlands) BRF GmbH (located at Hugo de Grootlaan 37, 5223LB’s Hertogenbosch, The Netherlands). CLOSING:  The minutes were drawn up, read, approved and executed by those present. Nildemar Secches, Chairman; Paulo Assunção de Sousa, Vice President; Décio da Silva; Heloisa Helena Silva de Oliveira; José Carlos Reis de Magalhães Neto; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Walter Fontana Filho. Buenos Aires, Argentina, October 29, 2012. (I certify that this is a true copy of the original minutes drawn up in Book no. 3, on pages 145 to 149, of the Minutes of Annual and Special Meetings of the Board of Directors of the Company).

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 1, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director